Exhibit 1.01

HESS CORPORATION

CONFLICT MINERALS REPORT

This Conflict Minerals Report (“Report”) of Hess Corporation (the “Company”) has been prepared pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (“Rule 13p-1”), for January 1, 2014 to December 31, 2014 (the “Reporting Period”).

Rule 13p-1 and Form SD require companies to disclose certain information regarding products manufactured, or contracted to manufacture, when: (a) identified products contain one or more of the following minerals: gold, columbite-tantalite (coltan), cassiterite, or wolframite, or their derivatives tantalum, tin, and tungsten (“Conflict Minerals”); (b) Conflict Minerals are necessary to the functionality or production of those products; and (c) the Conflict Minerals originated in the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”).

The Company is committed to responsible supply chain practices and established a Conflict Minerals Program (“Program”) in support of this commitment. The information presented in this Report was gathered pursuant to this Program. The Program is comprised of the following three broad areas of activities that are to be conducted annually:

(1)	determine the products that are covered under Rule 13p-1 and which suppliers are in scope;

(2)	conduct a reasonable country of origin inquiry and, if necessary, perform additional due diligence to understand the source and chain of custody of any Conflict Minerals in order to reasonably determine whether the Conflict Minerals originated in any of the Covered Countries; and

(3)	report the results of the due diligence process to the Securities and Exchange Commission, as well as to relevant stakeholders and the public.

The Program is managed by personnel representing the following Company functions: corporate social responsibility, compliance risk controls, supply chain, and legal.

Section 1.	Product and Supplier Scope Analysis

The Company has developed a policy to guide its efforts to identify the sources of Conflict Minerals and comply with Rule 13p-1. Upon final approval, the policy will be posted on the Company’s website.

The Company had previously performed a review of all products it manufactured or contracted to manufacture to determine whether any products contained one or more Conflict Minerals necessary to the functionality or production of the product. In 2014, the Company examined its operations to identify any additional products the Company manufactured or contracted to manufacture that would be covered by Rule 13p-1. No additional products were identified, resulting in the determination that the following products are subject to Rule 13p-1 for the Reporting Period: toy trucks sold or given away by the Company and fuel cells manufactured by the Company’s former subsidiary Nuvera Fuel Cells, Inc. (the “Covered Products”).

Section 2.	Conflict Minerals Source Determination

The Company did not manufacture the Covered Products described in this Report; rather it contracted the manufacturing of the Covered Products through its supply chain. The Company’s supply chain in respect to the Covered Products includes several third parties between the ultimate manufacturer of the Covered Products and the sources of the Conflict Minerals identified. In this regard, the Company did not purchase the Conflict Minerals directly from mines, smelters or refiners. The Company relies on the effective implementation of well-designed Conflict Mineral Programs by its suppliers of the Covered Products (the “Suppliers”) to provide accurate and complete Conflict Minerals information for the Covered Products as set forth in the Conflict Minerals Reporting Template developed by the Electronic Industry Citizenship Coalition (“EICC”) and the Global e-Sustainability Initiative (“GeSi”) Extractives Working Group (the “EICC/GeSI Reporting Template”).

2.1	Reasonable Country of Origin Inquiry

The Company conducted a reasonable country of origin inquiry with its Suppliers in order to determine whether any of the Covered Products for the Reporting Period contained Conflict Minerals originating from a Covered Country.

To initiate the reasonable country of origin inquiry, the Company utilized the EICC/GeSI Reporting Template. As part of this inquiry, the Company also evaluated whether the Covered Products contained Conflict Minerals that came from recycled or scrap sources during the Reporting Period.

Following this inquiry, the Company was unable to determine the country of origin of all the Conflict Minerals contained in the Covered Products; however, the Company was advised that at least one upstream vendor to a Supplier to the Company’s former subsidiary Nuvera Fuel Cells, Inc. stated that the vendor had provided the Supplier with Conflict Minerals that originated in a Covered Country (without identifying the facility or mine or location of origin of the Conflict Minerals). Therefore, the Company performed due diligence on the source and chain of custody of the Conflict Minerals included in its Covered Products. The due diligence measures performed by the Company are discussed below.

2.2	Management Systems

As described in the Program, the Company established a process to obtain and record information from its Suppliers regarding the use and origin of Conflict Minerals in the Covered Products. In order to obtain this information, the Company provided its suppliers with the EICC/GeSI Reporting Template. The Company’s efforts to engage with its Suppliers and all responses received from Suppliers have been tracked and documented.

2.3	Due Diligence Measures

The Company’s due diligence measures conform with the framework set forth in the Organisation for Economic Co-operation and Development (“OECD”) 2013 OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including the related supplements on gold, tin, tantalum and tungsten.

The distinct steps the Company took to conduct the reasonable country of origin inquiry and due diligence are outlined below.

•	The Company sent its Suppliers a copy of the EICC/GeSI Reporting Template along with a cover letter providing information on the Conflict Minerals disclosure requirements of the Securities and Exchange Commission.

•	The Company asked its Suppliers to identify whether any products or product components supplied to the Company during the Reporting Period contained Conflict Minerals.

•	If the Suppliers indicated the use of any Conflict Minerals, the Company requested identification of the up-stream supplier from which the Conflict Minerals were sourced.

•	In relation to identified up-stream suppliers from whom Conflict Minerals were sourced, the Company requested that its Suppliers forward the EICC/GeSI Reporting Template to those up-stream suppliers. The purpose of this request was to assist the Company and its Suppliers to identify the source and chain of custody of any Conflict Minerals used in the products the Company manufactured or contracted to manufacture during the Reporting Period.

•	Finally, the Company asked its Suppliers whether any Conflict Minerals used in products the Company manufactured or contracted to manufacture originated from smelters that had been validated by the Conflict-Free Smelter Program, the core program of EICC’s Conflict-Free Sourcing Initiative.

2.4	Development and Use of Red Flag List

One of the key tools the Company used in its due diligence process was the development and use of a list of identified risks (“Red Flags”) that enabled the Company to assess the completeness, reasonableness, and reliability of the responses received from its Suppliers.

Listed below are examples of Red Flags that the Company further investigated:

•	Several up-stream suppliers did not provide the Company’s Suppliers with either copies of their internal policies addressing conflict free sourcing or their responses using the EICC/GeSI Reporting Template, which resulted in incomplete responses.

•	Although some up-stream suppliers were able to identify the smelters from whom they had obtained Conflict Minerals, the Company’s further investigations revealed that certain of the identified smelters were not validated by the Conflict-Free Smelter Program.

For any Red Flags identified, the Company followed up with the Suppliers through phone calls, electronic communications and meetings, in order to obtain more complete responses to its inquiries regarding Conflict Minerals. The Company has tracked and documented its efforts to follow up with the Suppliers.

Section 3.	Product Categorization and Results of Due Diligence

The results of the Company’s due diligence efforts were insufficient to enable the Company to: (a) identify the specific facilities used to process the Conflict Minerals in the Covered Products, or to determine the mine or location of origin of the Conflict Minerals in the Covered Products; or (b) make a definitive determination that the Covered Products do not contain Conflict Minerals that are necessary to the functionality or production of the products and that directly or indirectly finance or benefit armed groups.

3.1	Independent Third Party Audits

The Company did not conduct or commission independent third-party audits of the smelters from which its Suppliers sourced Conflict Minerals. The Company has relied upon the Conflict-Free Sourcing Initiative founded by EICC and GeSI for independent third-party audit information enabling the identification of conflict-free smelters.

3.2	Reporting

This Report is included as an exhibit to the Company’s Form SD, which is available at www.hess.com/Investors/ under “Financial Information” then “SEC Filings”.

Section 4.	Hess Corporation’s Commitment to Continuously Improve Conflict Minerals Program and Due Diligence Efforts

The Company has taken a number of substantial steps to improve its due diligence measures and to further mitigate the risk that any necessary Conflict Minerals used in the Company’s products finance or benefit armed groups in the Covered Countries. Since the conclusion of the Reporting Period, the Company has continued to engage with its Suppliers to obtain more current, accurate and complete information about the supply chain in order to identify the source of any Conflict Minerals used in the Company’s Covered Products. The Company also intends to continue educating its Suppliers about its Conflicts Minerals Program and commitment to responsible sourcing.